Christopher S. Auguste
Phone  212-715-9265
Fax  212-715-8277
cauguste@KRAMERLEVIN.com

June 7, 2012

VIA EDGAR AND BY FEDERAL EXPRESS

Mr. Mark P. Shuman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           Function(x) Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed May 17, 2012
File No. 333-174481

Dear Mr. Shuman:

Reference is made to the letter dated May 30, 2012 (the “Comment Letter”) to Robert F.X. Sillerman, Executive Chairman of Function(x) Inc. (“Function(x)” or the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Amendment No. 7 to Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission.

This letter sets forth the Company’s responses to the Staff’s comments.  For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the responses to each comment set forth immediately under the comment.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Amendment No. 7 to Registration Statement on Form S-1 Filed May 17, 2012

Prospectus Summary, page 1

1.
Your responses to prior comments 1 and 2 indicate that you reduce double-counting of registered users and reduce fraud by imposing a limit of five points-generating accounts per device and a limit of 6,000 points per day per user. Please revise to clarify that users may nevertheless establish multiple accounts on several different devices and generate duplicative points. At page 10 or elsewhere clarify whether you are aware of such practices or have sought to determine the extent of such practices. To the extent known, please provide quantitative and qualitative data regarding the extent to which your figures may be inflated to due to users with unauthorized multiple accounts.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
June 7, 2012

In response to the Staff’s comment, we have revised the disclosure on pages 2 and page 10 of the Amendment No. 8 to clarify to reflect that users may attempt to establish multiple accounts on several different devices and generate duplicative points and that those practices would violate the Company’s published terms and conditions.  For the Staff’s information, the Company has invalidated  approximately three to four percent of the total Viggle app accounts for violating our membership terms, at the request of the user or other miscellaneous reasons.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Liquidity and Capital Resources, page 19

2.
With respect to prior comments 5 and 6, the basis for the belief you will generate sufficient revenue to cover rewards’ costs is unclear. In generating $560,000 in revenue, you spent $3.2 million on associated rewards through March 31, 2012. Please explain whether that historical revenue-to-rewards ratio is expected to be consistent with operations in next 12 months. If a different revenue-to-reward ratio is anticipated, explain why and discuss the conditions or uncertainties that may cause the actual ratio to vary from your expectations. Indicate whether you expect to offer the same rewards per user at unchanged rates. Please address the possible effects changes in the rate of rewards may have on membership growth.

In response to the Staff’s comment, we have revised the disclosure on page 21 of Amendment No. 8.

Our Business, page 25

3.
In response to prior comment 8, you list Audible Magic as another competitor that does not offer reward programs. Please revise to compare and contrast Audible Magic’s patented fingerprinting technology with your fingerprinting technology. With a view to disclosure, describe the barriers to entry into your business and the risks to your business posed by possible licensing by potential competitors of similar fingerprinting technology to compete with the Viggle network.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
June 7, 2012

For the Staff’s information, similar to the technology disclosed in Audible Magic's patents, the Company uses audio fingerprinting to compare an unknown program to reference audio fingerprints. However, Audible Magic's technology requires that the reference and unknown fingerprint segments are sized such that the hop size of each unknown segment is less than the hop size of the reference segments.  The technology is similar to speech recognition technology, which is different than what we do.  The Company's technology has no such requirement nor could it utilize this approach because of other significant differences that exist between the Audible Magic technology (as disclosed and claimed in its patents) and the Company's technology.  Audible Magic’s business is to provide technology to others and let them assume the risks of how they use it.  However, someone may try to use their technology or another audio recognition technology (or develop one) to compete with us.  Therefore, in response to the Staff’s comment, we have revised page 9 of Amendment No. 8 to describe the barriers to entry into the Company’s business and the risks to the Company’s business posed by possible licensing by potential competitors of similar fingerprinting technology to compete with the Viggle application.

Recent Sales of Unregistered Securities, page II-2

4.
You completed an unregistered offering to accredited and institutional investors on May 10, 2012. Please clarify whether there was a pre-existing relationship with the investors and describe how they became aware of this investment opportunity.

For the Staff’s information, the Company had a pre-existing relationship with each of the investors and contacted each investor directly to determine each investor’s interest in making an additional investment in the Company.

Exhibits

5.	Please file Exhibits 10.22, 10.23, and 10.24 in executed form. We note that those exhibits were incorporated by reference from your Form 10-Q filed on May 15, 2012.

In response to the Staff’s comment, we have filed the executed versions of Exhibits 10.22, 10.23 and 10.24 with the filing of Amendment No. 8.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
June 7, 2012

Financial Statements for the Nine Months Ended March 31, 2012

Note 13. Related Party Transactions

Recapitalization Notes, page S-15

6.	Revise to separately state on the consolidated balance sheets the amounts due from executive officers for shareholder subscriptions pursuant to SAB Topic 4.E. and Rule 4-08(k) of Regulation S-X.

In response to the Staff’s comment, we have revised the disclosure on pages F-3, F-5, S-1 and S-4.

Note 14. Subsequent Events

TIPPT Media Inc., page S-16

7.
We note that you purchased a 65% interest in TIPPT Media on December 23, 2011 and then subsequently sold a 50% interest back to TIPPT, LLC less than five months later. Please explain further the following as it relates to these transaction: Describe, in detail, the business reasons behind the purchase and subsequent sale of TIPPT Media within such a short period of time; Tell us where you filed the purchase and sale agreements, which include the terms of the consideration transferred and/or received or revise to file such agreements; Describe the performance conditions that were required for the issuance of the contingent warrant consideration; and Tell us how you determined that it was probable the performance conditions would be met at both December 23, 2011 and December 31, 2011 and explain what changed by March 31, 2012 that required you to derecognize such consideration.

For the Staff’s information, the Company’s principal business reason for purchasing TIPPT Media was the Company’s belief that the second line of business would be helpful in bringing additional revenues to the Company.  The Company believed that the TIPPT concept of having celebrities endorse products via social media could generate excellent revenues and that TIPPT Media had a good avenue to do so through its agreement with 100 Mile Group, LLC and its relationships with celebrities.  The Company believed that this was an opportune time to launch this type of business given the broad expansion of users of social media.  Members of the Company’s management were familiar with the principals of 100 Mile Group, LLC and knew these principals had excellent contacts with celebrities.  Five months into the investment in TIPPT, the Company concluded that it was proving to be far more difficult for 100 Mile to sign up celebrities and execute the business plan while expenses continued to rise.  As a result, the board of directors of the Company decided to exit the investment to limit its losses given the burn rate of TIPPT and the capital needs of the Company.  The Company filed certain agreements related to its exit as Exhibits 10.21, 10.22 and 10.23 to the Form 10-Q filed with the Commission on May 15, 2012.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
June 7, 2012

In order to issue the contingent warrant consideration, TIPPT Media was required no later than the four month anniversary of the closing of the purchase to have entered into Celebrity Engagement Agreements with individuals who had, in the aggregate, no less than 50 million social media followers (i.e., the aggregate sum of such individuals’ followers on Twitter and persons who “like” such individual on Facebook).  TIPPT and 100 Mile Group presented the Company with a listing of Celebrities and their related social media followers which they were targeting to sign up. Based on the number of targeted celebrities and their aggregate social media followers on the list both at 12/23/11 and 12/31/11, the Company determined it was probable TIPPT would achieve the condition for the warrants (contingent consideration) to be issued. However as stated above, as TIPPT engaged in contract negotiations with the targeted celebrities, it became evident to the Company that it would take TIPPT and 100 Mile Group longer than anticipated to sign up celebrities and it was further likely that fewer celebrities would sign up. Accordingly, the Company made the decision to de-recognize the contingent consideration. Subsequently at the four month anniversay TIPPT Media did in fact fail to achieve those conditions for contingent consideration.

8.
Your disclosure on page 22 indicates that charges related to TIPPT totaled $2,750,000 for the quarter ended March 31, 2012 of which $2,250,000 relates to the write-down of the intellectual property. Please explain further the remaining $500,000 in charges and to what they relate.

In addition to the $2,250,000 write down of the TIPPT intellectual property,  the Company took a $500,000 charge related to the additional $500,000 the Company agreed to fund related to TIPPT Media Inc. pursuant to the amended and restated promissory note. The additional funding was negotiated in connection with a settlement between the Company and TIPPT Media Inc.

The Company determined that all amounts related to the TIPPT Media Inc. Amended and Restated Promissory Note were uncollectable.  TIPPT Media Inc. has substantially no assets or operating income or any history of operating income.    Accordingly, the Company believes it is appropriate to fully reserve the note and record the related charge in the current period in the financial statements.

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely,

/s/ Christopher S. Auguste

Christopher S. Auguste

CSA:cr

cc:  Mitchell J. Nelson (w. encl.)